Exhibit 2

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST II

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

COLUMBIA FUNDS VARIABLE SERIES TRUST I

June 14, 2012 Board Meeting

RESOLVED, That the Board, including a majority of the independent directors voting separately, hereby determines that the Fidelity Bond covering any employee of the “insured,” as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the 1940 Act, in the amount of $50 million for the period from July 1, 2012 to June 30, 2013 (the Period) is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund and the other named insureds; and further

RESOLVED, That the total amount of coverage under the Fidelity Bond is at least equal to the amount of coverage which the Fund is required to provide and maintain individually pursuant to Rule 17g-1(d)(1); and further

RESOLVED, That the Board hereby approves the Fidelity Bond through the Period, and authorizes payment by each Fund of its pro rata portion of the total annual premium on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

RESOLVED, That in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any premium payable on the Fidelity Bond among the Fund and the other named insureds based on their relative assets; and further

RESOLVED, That the Joint Insured Agreement be and hereby is re-approved; and further

RESOLVED, That any officer of the Fund, be, and hereby is, designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.

RESOLVED, That the proper officers of the Funds be, and hereby are, authorized and directed to take such other actions as they deem to be necessary or appropriate, in consultation with Fund counsel and Independent Legal Counsel, to implement the foregoing resolutions.